                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       Report of foreign private issuer pursuant to section 13(a) or 15(d)
                     of the Securities Exchange Act of 1934.

               For the nine-month period ended September 30, 2004

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)

                             19 Benoi Road, Level 3A
                          Sigma Cable High Tech Complex
                                Singapore 629909
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         [X] Form 20-F     [ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         [  ]  Yes         [X]  No

                                      -1-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

INDEX
-----

ITEM 1        Financial Statements
                   Consolidated Balance Sheet                               3
                   Consolidated Income Statement                            5
                   Consolidated Cash Flow Statement                         6
                   Notes to Consolidated Financial Statements               7

ITEM 2        Management's Discussion and Analysis of Financial
              Condition and Results of Operation
                   Consolidated Supplemental Operating Data                12
                   Results of Operation                                    13
                   Liquidity and Capital Resources                         17
                   Subsequent Events-Provision for Doubtful Accounts       19
                   Special Note Regarding Forward-looking Statements       19

SIGNATURE                                                                  20

                                      -2-

ITEM 1:    FINANCIAL STATEMENTS

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(In thousands of US Dollars)

                                                        SEPTEMBER 30,           DECEMBER 31,
                                                            2004                    2003
                                                      ------------------      -----------------
ASSETS

Current Assets:
     Cash and cash equivalents                        $      22,316          $      25,032
     Short-term bank deposits                                10,800                  3,567
     Accounts receivable                                     81,930                 58,867
     Amount due from related parties                          2,890                  3,108
     Inventories:
       Distributed products                                   2,439                  5,819
       Finished products                                     24,797                 18,172
       Products in process                                   13,755                  9,703
       Raw materials                                         14,200                 12,002
                                                      --------------         -------------
                                                             55,191                 45,696

     Investments                                                704                  1,041
     Deferred tax assets                                        166                    774
     Other current assets                                     2,193                  2,785
                                                      --------------         -------------
                  Total current assets                      176,190                140,870

Property, plant and equipment:
     Land                                                     6,628                  6,447
     Buildings                                               36,046                 37,282
     Machinery and equipment                                 84,528                 84,867
     Motor vehicles                                           2,640                  2,899
     Office equipment                                         6,344                  6,581
                                                      --------------         -------------
                                                            136,186                138,076
     Accumulated depreciation and amortisation               73,155                 70,115
                                                      --------------        --------------
                                                             63,031                 67,961

Other assets
     Long term investment                                     2,682                  2,441
     Investment in an equity investee                        10,151                 10,249
     Goodwill                                                 8,324                  8,324
     Other assets                                                68                    218
     Deferred tax assets                                      1,903                  2,113
                                                      --------------         -------------
                                                             23,128                 23,345

                                                      --------------         --------------
     Total Assets                                    $      262,349          $     232,176
                                                      ==============         ==============

The accompanying notes are an integral part of these consolidated financial statements.

                                      -3-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(In thousands of US Dollars)

                                                                  SEPTEMBER 30,              DECEMBER 31,
                                                                      2004                       2003
                                                                ------------------         -----------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Bank loans and overdrafts                                      $      49,932             $      22,339
     Accounts payable and accrued expenses                                 25,945                    19,070
     Amounts due to related parties                                        11,301                    22,515
     Short-term loans from related parties                                  2,238                     1,963
     Income taxes                                                           1,686                     2,148
     Other current liabilities                                              1,136                     1,694
                                                                    --------------            -------------
                  Total current liabilities                                92,238                    69,729

Long-term debt, less current portion                                          715                     1,654
Long-term debt, from a related party, less current portion                 14,207                     7,824
Other liabilities                                                             973                       197
Deferred income tax                                                         1,452                     1,774
Minority interests                                                         41,968                    43,822
                                                                    --------------            -------------
                                                                          151,553                   125,000

Shareholders' equity
     Common stock, S$0.01 par value:
                  Authorised shares - 20,000,000 shares
                  Issued and outstanding shares
                  -13,830,769 shares in 2002 and 2003                         138                       138
                  Additional paid-in capital                              111,541                   111,541
     Retained earnings                                                     25,166                    21,032
     Currency translation adjustments                                     (25,927)                  (25,584)
     Unrealised gain/(loss) on investments                                   (122)                       49
                                                                    --------------            --------------
                  Total shareholders' equity                              110,796                   107,176

                                                                    --------------            --------------
                  Total liabilities and shareholders' equity        $     262,349             $     232,176
                                                                    ==============            ==============

Equity per share                                                    $        8.01             $        7.75
Issued and outstanding shares                                          13,830,769                13,830,769

The accompanying notes are an integral part of these consolidated financial statements.

                                      -4-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED INCOME STATEMENT (UNAUDITED)
(In thousands of US Dollars, except share data)

                                                            Three Months Ended September 30,     Nine Months Ended September 30,
                                                            --------------------------------     -------------------------------
                                                                2004              2003               2004              2003
                                                            -------------     -------------      -------------      ------------

Net sales:
     Manufactured products                                      $ 73,122          $ 48,376           $191,206         $ 132,985
     Distributed products                                          4,354             4,530             12,120            10,414
     Sales, delivery and installation of products                  4,321               929              6,640             3,525
                                                            -------------     -------------      -------------      ------------
                                                                  81,797            53,835            209,966           146,924
Costs of sales                                                    70,356            47,743            181,459           125,371
                                                            -------------     -------------      -------------      ------------
Gross profit                                                      11,441             6,092             28,507            21,553
     Provision for doubtful accounts                               1,925                 -              1,925                 -
     Selling, general and administrative expenses                  5,966             3,256             16,242            12,275
                                                            -------------     -------------      -------------      ------------
Income from operations                                             3,550             2,836             10,340             9,278
     Exchange gain/(loss)                                           (548)            1,332             (1,708)            3,110
     Interest income                                                 269               194                311               615
     Interest expense                                               (938)             (385)            (1,431)           (1,442)
     Share of net gain/(loss) of equity investee                    (167)                -                 48                66
     Share of exchange gain/(loss) of equity investee                  -                 -                  -                 -
     Other income/(loss)                                              66            (1,291)               464              (721)
                                                            -------------     -------------      -------------      ------------
Profit before tax and minority interests                           2,232             2,686              8,025            10,906
     Income taxes                                                 (1,225)             (603)            (2,247)           (2,639)
     Minority interest                                              (938)             (960)            (1,644)           (2,939)
                                                            -------------     -------------      -------------      ------------
Net profit/(loss)                                                   $ 69           $ 1,125            $ 4,134           $ 5,328
                                                            =============     =============      =============      ============

Comprehensive income statement disclosure:
     Net income/(loss)                                                69             1,125              4,134             5,328
     Currency translation adjustment                                  78             2,249               (343)              301
     Unrealised gain/(loss) on investments                           (18)                1               (171)               16
     Proceeds from initial public offering                             -                 -                                    -
                                                            -------------     -------------      -------------      ------------
            Net change in total shareholders' equity               $ 129           $ 3,374            $ 3,620           $ 5,645
                                                            =============     =============      =============      ============

Net gain/(loss) per share                                         $ 0.01            $ 0.08             $ 0.30            $ 0.39
Issued and outstanding shares                                 13,830,769        13,830,769         13,830,769        13,830,769

Note:

The above results include exchange loss of $1,708 thousand for the nine-month period ending September 30, 2004 largely due to the weakening of the Thai Baht and Australia Dollar against the U.S. Dollar during the period. The exchange loss net of taxes and minority interests amounts to $795 thousand, compared to a net gain of $1,921 thousand for the same period in 2003. For more details, please refer to the section entitled Exchange Gain/Loss under "Management's
Discussion and Analysis of Financial Condition and Results of Operation".

The accompanying notes are an integral part of these consolidated financial statements.

                                      -5-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
(In thousands of US Dollars)

                                                                            Nine Months Ended September 30,
                                                                            -------------------------------
                                                                                 2004               2003
                                                                            -------------     -------------
Operating activities:

     Net income                                                             $   4,134         $      5,328
     Adjustments to reconcile net income to net cash
          Gains on disposal of fixed assets                                                             -
          Depreciation and amortization                                         7,040                7,726
          Deferred income taxes                                                   496                  (53)
          Provision for doubtful accounts                                       1,925                   -
          Undistributed (gain)/loss of an equity investee                         (48)                 (66)
          Net exchange (gain)/loss of equity investee                              -                    -
          Minority interests                                                    1,844                2,939
          Provision for slow moving inventories                                    -                    -
          Unrealized exchange (gain)/loss                                         183                 (972)
          Gain from disposal of investment                                         -                    -
          Changes in operating assets and liabilities:                             -
                      Accounts receivable                                     (24,988)                (640)
                      Inventories                                              (9,494)              (2,078)
                      Other assets                                                907               (1,472)
                      Amounts due to/from related parties                      (4,339)               8,656
                      Other liabilities                                         6,628               (3,048)
                                                                            -------------     -------------
Net cash provided/(utilized) by operating activities                          (15,712)              16,319
Investing activities:
     Proceeds from disposal of investment                                          -                    -
     Divestment/(investment) in long term investment                              (95)              (1,266)
     Increase in goodwill arising from new investments                             -                    -
     Decrease/(increase) in short-term bank deposits                           (7,233)              (5,311)
     Disposal/(addition) of property, plant and equipment                      (1,767)              (7,007)
     Proceeds from disposal of property, plant and equipment                       -                    -
                                                                            -------------     -------------
Net cash provided by/(used in) investing activities                            (9,095)             (13,584)
Financing activities:
     Net proceeds from public issue of common stock                                -                    -
     Increase (decrease) in loans from related parties                             -                    -
     Increase/(decrease) in long-term debt                                       (939)                (177)
     Addition of long-term debt from a related party                               -                    -
     Increase/(decrease) in bank loans and overdrafts                          27,593              (12,514)
     Dividend paid                                                                 -                    -
     Minority interest                                                         (3,697)              10,972
                                                                            -------------     -------------
Net cash provided by financing activities                                      22,957               (1,719)
Effect of exchange rate changes                                                  (866)               1,276
                                                                            -------------     -------------
Net decrease in cash and cash equivalents                                      (2,716)               2,292
Cash and cash equivalents at beginning of period                               25,032               14,431
                                                                            -------------     -------------
Cash and cash equivalents at end of period                                  $  22,316       $       16,723
                                                                            -------------     -------------

                                      -6-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2004

1        BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 6-K and do not include all information and footnotes necessary for a fair presentation of the financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the fiscal period ended December 31, 2003.

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

         Significant inter-company accounts and transactions have been eliminated upon consolidation. The Company's investment in Loxley
         Pacific Co., Ltd.("Lox Pac") and Thai Professional Telecom Network Co.,
         Ltd. are accounted for under investment in equity investee. The investments in these companies are held under Charoong Thai Wire &
         Cable Co. Ltd. ("Charoong Thai").

         As mentioned in Paragraph 2 below, a re-evaluation of certain historical accounting practices, including, but not limited to, an assessment of the adequacy of the accounting policies on doubtful debt provision, testing for impairment of assets and disclosure of contingent liabilities is being performed. Adjustments, if any, that may arise therefrom will be reflected in the next quarter.

         The financial statements for the interim period shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, subject to the adjustments, if any, that may arise from the re-evaluation of certain accounting practices as mentioned above, the information contained herein presents fairly in all material respects the consolidated financial position as of
         September 30, 2004 and December 31, 2003, and the results of operations and cash flows for the nine-month periods ended September 30, 2004 and
         September 30, 2003.

                                      -7-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
SEPTEMBER 30, 2004

2.       PRESS ANNOUNCEMENT - ONGOING MANAGEMENT RESTRUCTURING

         On 11 January 2005, the Company made an announcement regarding additional management restructuring measures decided at a board of directors meeting held on December 31, 2004. At that meeting the following changes were implemented:

         o    the board accepted the resignation of CEO David Sun who has decided to focus his business activities on his position as
              President of Pacific Electric Wire and Cable Co., Ltd. ("PEWC")
              and Managing Director at Charoong Thai;

         o    the board elected Chun-Tang Yuan, Chairman of APWC, as acting CEO and requested that Mr. Yuan immediately commence an executive search for a suitably qualified candidate to assume the CEO position on a permanent basis;

         o    the board suspended Aaron Chik, the company secretary, and elected
              Ling Y. Wu, an attorney qualified in Taiwan and the State of
              California, as Mr. Chik's replacement;

         The board determined that it was not fully satisfied with certain financial reporting procedures in the past, including the lack of timeliness in providing investors with quarterly and annual results.

         The current restructuring process also includes a re-evaluation of certain historical accounting practices. Mr. Yuan, together with Mr.
         Wellen Sham, the acting CFO, stated, " APWC is committed to providing its shareholders with greater transparency and timeliness in its financial reporting and the management restructuring steps we have taken thus far are done to ensure that your Company fulfills that commitment."

         Mr. Yuan also announced that APWC executives will visit New York during the first quarter of this year to meet with investors and provide current information on the Company. Full details of the meeting will be announced in the near future.

                                      -8-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
SEPTEMBER 30, 2004

3.       ORGANIZATION, PRINCIPAL ACTIVITIES AND NEW INVESTMENTS

         The Company was incorporated in Bermuda on September 19, 1996 for the purpose of acting as a holding company and is principally engaged in owning operating companies engaged in the electronic cable, power cable, telecommunication cable and enameled wire industry.

         On Sepember 10, 2004 an agreement was reached between PEWC and Asset
         Managers Co., Ltd. ("AMC"), a prominent publicly traded Japanese venture capital manager with particular expertise in both real estate and merchant banking activities, with regard to PEWC's efforts to finance the purchase of all of Set Top International, Inc.'s ("Set
         Top") interest in APWC's shares.

         Under the terms of the transaction, on September 15, 2004, AMC's affiliate, Sino-JP Fund Co., Ltd. ("Sino-JP"), purchased from Set Top
         10,074,102 shares of APWC at a price of US$2.581 per share or a total of $26 million. These shares represent a 72.8% controlling interest in
         APWC. For a period of three years from the acquisition date, PEWC will retain a call option to purchase 7,307,948 of the APWC shares from
         Sino-JP, representing 52.84% of the outstanding shares of APWC, at a strike price of US$2.581 each.

         The principal operating units in the consolidated financial statements as at September 30, 2004 are as follows: Effective Company Location%
         Interest Business Description

                                                      Effective
         Company                         Location     % Interest      Business Description
         -------                         --------     ----------      --------------------

         Sigma Cable Company (Pte.)      Singapore    98.24%          Power cable, sales, delivery
         Ltd.                                                         and installation and distributed
                                                                      products

         Sino-Sin Trading Pte. Ltd.      Singapore    100%            Power cable and distributed
                                                                      products

         Sigma-Epan International Pte.   Singapore    100%            Electronic cable
         Ltd.

         Siam Pacific Electric Wire &    Thailand     54.86%          Telecommunication cable,
         Cable Co. Ltd.                                               power cable and enameled wire

         Pacific Thai Electric Wire &    Thailand     54.86%          Enameled wire
         Cable Co. Ltd.

         Charoong Thai Wire & Cable      Thailand     54.86%          Telecommunication cable and
         Co. Ltd.                                                     power cable

         Loxley Pacific Co. Ltd.         Thailand     29.16%          Telecommunication service

                                        -9-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
SEPTEMBER 30, 2004

3.         ORGANIZATION AND PRINCIPAL ACTIVITIES - (CONT.)

                                                      Effective
         Company                         Location     % Interest      Business Description
         -------                         --------     ----------      --------------------

         Thai Professional Telecom       Thailand     16.61%          Telecommunication service
         Network Co. Ltd.

         Australia Pacific Electric      Australia    98.48%          Power cable
         Cables Pty. Ltd.

         Crown Century Holdings Ltd.     Hong Kong    100%            Trading

         Pacific Electric Wire & Cable   Shenzhen,    100%            Enameled wire
         (Shenzhen) Co., Ltd.            China

         Ningbo Pacific CDC Cable        Ningbo,      94.31%          Telecom cable
         Co. Ltd.                        China

         Shanghai Yayang                 Shanghai,    63.49%          Enameled wire
         Electric Co., Ltd.              China

         Shandong Pacific                Yanggu,      51.00%          Fiber optic cable
         Fiber Optic Cable Co., Ltd.     China

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu
Cable Company ("Shandong Yanggu") to establish Shandong Huayu Pacific Fiber
Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The
Company determined to invest approximately $4.0 million for a 49% holding; the remaining 51% to be held by Shandong Yanggu. In May 2002, the shareholding by
Shandong Yanggu was transferred to Heibei Huayu Co. Ltd. To-date, the Company has invested approximately $3.6 million in SHP. The operation of SHP has not yet commenced, subject to the assessment of market conditions and business plan. SHP plans to operate two optic fiber drawing towers and four production lines with initial production of 900,000km of annually. Its products will be sold to
Shandong Pacific Fiber Optic Cable Co., Ltd. ("Shandong Pacific") and other external buyers.

On March 22, 2002, the Company acquired two companies, namely Crown Century
Holdings Ltd. ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire &
Cable (Shenzhen) Co., Ltd ("PEWS"), from PEWC, the then majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the
Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. The consolidated revenues of CCH and PEWS for the year 2003 were $38.5 million with a profit of
$3.9 million. For the year to date as at September 30, 2004, these companies contributed $40.9 million in sales and $4.8 million in net profits to the
Company's results.

                                      -10-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
SEPTEMBER 30, 2004

3.    ORGANIZATION AND PRINCIPAL ACTIVITIES - (CONT.)

On July 2, 2002, the Company completed the merger of its Thai operations,
Charoong Thai and Siam Pacific Electric Wire & Cable Co., Ltd. ("Siam Pacific").
The merger resulted in Siam Pacific and its wholly owned subsidiary, Pacific
Thai Electric Wire & Cable Co., Ltd. ("Pacific Thai"), being 100%-owned, directly and indirectly, respectively, by Charoong Thai. The Company currently holds a 54.86% interest in the combined Thai entities. Charoong Thai remains listed on the Stock Exchange of Thailand. The merger is expected to enhance efficiencies, reduce overheads and maintain our leadership position in Thailand.

                                      -11-

ITEM 2:           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATION

CONSOLIDATED SUPPLEMENTAL OPERATING DATA
(In thousands of US Dollars, except percentages and tonnage)

                                               Three Months Ended September 30,    Nine Months Ended September 30,
                                               --------------------------------    -------------------------------
                                                    2004              2003              2004             2003
                                               --------------    --------------    --------------   --------------

Tonnage (of copper content) sold:
         Manufactured products:
              Telecommunications cable                 787               469             2,042            1,626
              Power cable                           12,204             7,031            27,685           22,339
              Enameled wire                         11,031             9,139            30,021           25,582
                                               --------------    --------------    --------------   --------------
                  Total tonnage                     24,022            16,639            59,748           49,547
                                               ==============    ==============    ==============   ==============

Net sales:
         Manufactured products:
              Telecommunications cable         $     9,817       $     8,368        $   23,662      $    24,253
              Power cable                           22,004            15,940            53,780           41,146
              Enameled wire                         38,782            23,000           108,765           64,459
              Electronic cable                       2,519             1,068             4,999            3,127
                                               --------------    --------------    --------------   --------------
         Total manufactured products                73,122            48,376           191,206          132,985
         Distributed products                        4,354             4,530            12,120           10,414
         SDI project engineering                     4,321               929             6,640            3,525
                                               --------------    --------------    --------------   --------------
                  Total net sales              $    81,797       $    53,835        $  209,966      $   146,924
                                               ==============    ==============    ==============   ==============

Gross profit:
         Manufactured products:
              Telecommunications cable         $     1,228       $     1,219        $    2,656      $     5,279
              Power cable                            5,111             2,016            11,506            7,504
              Enameled wire                          4,575             2,389            12,724            7,517
              Electronic cable                         243               124               639              423
                                               --------------    --------------    --------------   --------------
         Total manufactured products                11,157             5,748            27,525           20,723
         Distributed products                          168               401               804              817
         SDI project engineering                       115               (57)              178              (13)
                                               --------------    --------------    --------------   --------------
                  Total gross profit           $    11,441        $    6,092        $   28,506      $    21,553
                                               ==============    ==============    ==============   ==============

Gross profit margin:
         Manufactured products:
              Telecommunications cable                12.5%            14.6%            11.2%           21.8%
              Power cable                             23.2              12.6              21.4             18.2
              Enameled wire                           11.8              10.4              11.7             11.7
              Electronic cable                         9.6              11.6              12.8             13.5
                                                      ----              ----              ----             ----
         Total manufactured products                  15.3              11.9              14.4             15.6
         Distributed products                          3.9               8.9               6.6              7.8
         SDI project engineering                       2.7              (6.2)              2.7              0.4
                                                      ----              ----              ----             ----
                  Total gross profit                  14.0%            11.3%            13.6%           14.7%
                                                      ====              ====              ====             ====

                                      -12-

RESULTS OF OPERATION

General

Results of operations are determined primarily by the Company's ability to manufacture high quality products efficiently at competitive costs and the economic conditions of the countries and the region in which it operates. The
Company's results are also influenced by a number of factors, including currency stability of the countries in which its operations are located, competition in the industry and the cost of raw materials, especially copper, which accounted for approximately 55% of the cost of goods sold.

Revenues in the third quarter of 2004 were $81.8 million compared with $53.8 million in the same period of 2003, an increase of 52%, due to increases in revenues from manufactured products and `Supply, Delivery and Installation'
("SDI") project engineering services. Absolute gross profit during the quarter increased from $6.1 million to $11.4 million with increase in gross profit margin from 11.3% in 2003 to 14.0% in 2004 due largely to better margins on copper and aluminum power cables. The net profit for the quarter this year was
$0.07 million compared to $1.1 million last year. The decrease is due largely to the $1.9 million provision for doubtful accounts of Sigma Cable Company (Pte.)
Ltd. ("Sigma Cable") and Charoong Thai made during the quarter. See - Subsequent
Events-Provision for Doubtful Accounts.

Revenue for the first nine months of 2004 amounted to $210 million, representing an increase of $63 million or 43% against sales of $147 million during the same period in 2003. The overall increase is largely due to the increase in copper price of 65% and the increase in sales tonnage volume of 21% over the comparable periods. Sales of manufactured products during the first nine months of 2004 are at $191 million, an increase of 44% compared to $133 million recorded in 2003.
Gross profit for the first nine months of 2004 amounted to $28.5 million, representing an increase of $7.0 million or 32% compared to $21.5 million for the same period in 2003. Year-on-year contributions from manufactured products increased by $6.8 million or 33%; due substantially to increased contributions from enameled wire and power cable on account of higher volume and higher copper prices.

The Company's operations in Thailand and China continue to perform well, especially in the power cable and enameled wire sectors where demand remains strong. Income from operations for the first nine months of 2004 amounted to
$10.3 million compared to $9.3 million for the same period in 2003. The increase is attributable to the higher gross profit and offset by a $1.9 million provision for doubtful accounts, and higher selling, general and administrative expenses due to setting up of new regional sales office in Australia and increased operating activities in CCH and PEWS. Exchange losses in the first nine months of 2004 were largely attributable to weakening of the Thai Baht and
Australia Dollar against the U.S. Dollar over the period. Net results for the nine-month period ended September 30, 2004 reflected a net profit of $4.1 million ($0.30 per share), as compared to a net profit of $5.3 million ($0.39 per share) for the same period last year. The decrease is largely due to the
$1.9 million provision for doubtful accounts made in the third quarter. See -
Subsequent Events-Provision for Doubtful Accounts.

Copper Prices

Copper prices have increased by approximately 65% to an average of $2,790 per metric ton during the first nine months of 2004, as compared to an average of
$1,686 per metric ton during the same period in 2003, boosted by the high world wide demand particularly in China. Copper prices for the months of October 2004 rose even further to an average of $3,012 per metric ton. Copper prices indicated are quoted from the London Metal Exchange (LME) index.

                                      -13-

                                                       2004          2003
                                                    -----------   -----------
      Average LME copper price ($/Ton)    1Q        $  2,731       $  1,663
                                          2Q           2,790          1,640
                                          3Q           2,850          1,753
                                          4Q              -           2,059
                                                    -----------   -----------
                                          Average      2,790          1,779
                                                    ===========   ===========

Regional Economy

East Asia's growth, excluding Japan, could reach 6.8% for this year, moderately up from 6.5% in 2003, according to Asian Development Bank. The growth is driven by China's expanding economy, rapid growth of trade within the region, expanding consumer demand within the region and the strength of the US economy. Strong growth currently being enjoyed by most Asian economies has made the region once again the most dynamic growth area in the world, and the boom is expected to continue into 2005 when overall growth is forecast to be around 6.7%

The Company's performance is largely influenced by the telecommunication and power infrastructure and construction sectors in the countries in which it operates. Growth in these industrial sectors is dependent on the general economies of the respective countries, the local government fiscal expenditure policies and domestic consumption. Certain industrial sectors have shown increases in demand in specific countries the Company operates in, such as
Thailand and China.

The Singapore economy is expected to expand between 8% to 8.5% for 2004, after only 1.1% in 2003. The economy grew 7.5% year-on-year in the second quarter of
2004, and an average of 9.1% over the first nine months. Its growth is supported by positive economic outlook of its major trading partners, such as US, China and Malaysia, and the strong global demand for electronic products. For 2005, the preliminary forecast for economic growth remains at 3.0% to 5.0%, in line with an expected deceleration of the global economy and falling semiconductor sales. Power cable sales by the Company's operations in Singapore are dependent on the construction sector in Singapore while revenue from SDI project engineering services is dependent on the power cable infrastructure projects sponsored by the Singapore Government. Revenues from power cable distributed products and project engineering by Sigma Cable during the first nine months of
2004 have registered a growth of 16% and 88%, respectively, compared to the same period in 2003.

Thailand's economic growth is projected to be around 6.5% to 7% for the current year and 6.2% in 2005, compared to 6.4% in 2003, making it the fastest growing economy in East Asia after China. The Thai economy expanded mainly on the back of strong domestic consumption and buoyant exports. The Thai government has continued with substantial national budget spending for infrastructure investment with the intention of stimulating the economy. With the expansionary policy of the Thaksin Government, new contracts for infrastructure projects in telecommunications and power have been made available, which has been benefiting the Company's operations in Thailand.

China's economy is expected to grow at 9.0% this year compared with the record
9.1% in 2003, and is projected to slow down to 7.5% in 2005. GDP for the nine months has increased by approximately 9.5% over the same period last year.
China's economy remains the fastest growing in Asia. China has emerged as a major engine for intra-regional trade in East Asia, which provided a very significant boost for exports for many countries of the region. Growth is largely supported by rising exports and increasing consumer demand. However,
China's growth is projected to slow marginally as a result of policy actions intended to avoid overheating of the economy. The Company's operations in China are performing to

                                      -14-

expectations, especially for the enameled wire sector where demand continues to be strong on account of strong uptake in the electronic goods manufacturing sector. However, the Company faces keen competition in the telecommunication cable and fiber optic cable sectors.

Sales Volume

Sales volume of manufactured products, excluding electronic cables, by weight of conductor content for the first nine months of 2004 increased by 21% to 59,748 tons from 49,547 tons over the same period in 2003. Sales volumes of telecommunication cable, power cable and enameled wire all increased by 26%, 24%
and 17%, respectively. Sales of enameled wire were boosted by the strong demand in China for consumer products, reflecting the high GDP growth in recent years.
Sales of telecommunication cable and power cable were largely supported by the infrastructure projects in Thailand and the construction sector in Australia which is supported by the strong housing demand.

As a percentage of total sales of manufactured products measured by copper tonnage, the shares of the operations in Thailand, China, Singapore and
Australia are 57%, 26%, 11% and 6%, respectively.

Net Sales

Net sales for the first nine months of 2004 amounted to $210 million, representing an increase of $63 million or 43% against sales of $147 million during the same period in 2003. The overall increase is largely due to a 65%
increase in copper price, resulting in increases in selling prices, and the increase in sales tonnage volume in manufacture products of 21% over the comparable periods.

Sales of manufactured products during the first nine months of 2004 are at $191 million, an increase of $58 million or 44% compared to $133 million recorded in
2003. This increase was largely on account of increases in sales of power cable and enameled wire of 31% and 69%, respectively. Sales from the acquired companies CCH and PEWS contributed $41 million in enameled wire sales, representing an increase of 64% over 2003 sales of $25 million and 38% of the total enameled wire sales of the Company. Revenue from distributed products and
SDI project engineering also increased by 16% and 88%, respectively, over the same period in 2003 on account of higher demand from government power cable infrastructure projects.

The following table shows the percentage share in sales of the respective operations by countries with respect to the total sales of the Company for the first nine months of 2004:

                                       Manufactured         All products
                                       products only        and services
                                       -------------        ------------
               Thailand                       48.6%                44.4%
               Singapore                       8.4%                15.7%
               Australia                       9.9%                 9.9%
               China                          33.0%                30.1%
                                       -------------        ------------
               Total                         100.0%               100.0%
                                       =============        ============

Since 1997, the Company has been running a project engineering division in its
Singapore subsidiary, Sigma Cable, in anticipation of more upgrading and infrastructure projects to be undertaken by the government and the private sector. The Company anticipated significant

                                      -15-

demand for medium and high voltage cables and value-added turnkey services in the power supply industry. The project engineering division offers `Supply,
Delivery and Installation' (SDI) of power cables to power transmission projects.

In September 2003, Sigma Cable, secured a contract from Power Asset Limited, the
Singapore government-linked utility company, worth approximately $13 million.
The project is to be completed by 2005 and it calls for the laying of 66kV high voltage power cables along three distinct routes. In May 2004, Sigma Cable secured another contract worth approximately $11 million. This project is to be completed by December 2005 and it calls for the laying of 66kV high voltage power cables along five distinct routes. The Company will continue to tender for future projects.

Gross Profit

Gross profit for the first nine months of 2004 amounted to $28.5 million, representing an increase of $7.0 million or 32% compared to $21.5 million for the same period in 2003. Year-on-year contributions from manufactured products increased by $6.8 million or 33%; due substantially to increased contributions from enameled wire and power cable on account of higher sales volume and also higher gross profit margin for power cable. Sales from CCH and PEWS contributed
$7.8 million gross profit in enameled wire, representing 61% of the total gross profit in enameled wire.

Gross profit margins in absolute percentages for the first nine months of 2004 decreased marginally for all categories of manufactured products except for power cable which grew by 3.2%. Gross profit margins for total manufactured products decreased by 1.2% from 15.6% to 14.4% between the first nine months of
2003 and 2004, due to higher cost of production on account of higher copper prices. Despite the marginally lower gross profit margins, the Company has achieved higher absolute gross profit in dollars term on account of increased volume and higher selling prices with the Company largely able to pass on the higher cost of copper to the consumers.

Operating Income

Income from operations for the first nine months of 2004 amounted to $10.3 million, compared to $9.3 million for the same period in 2003. The increase is attributable to the higher gross profit and offset by a $1.9 million provision for doubtful accounts, and higher selling, general and administrative expenses due to setting up of new regional sales office in Australia and increased operating activities in CCH and PEWS.

Gain/Loss from Investee

The Company's investments in Lox Pac and Thai Professional Telecom Network Co.,
Ltd. have been accounted for as equity investees. The investments in these companies are held under Charoong Thai.

                                      -16-

Exchange Gain/Loss

The exchange rates used in the accounts were as follows:

                                              September 30,     December 31,
         Foreign currency to US$1:                2004              2003
                                             --------------   --------------
               Thai Baht                            41.49            39.63
               Singapore  $                          1.69             1.70
               Australian $                          1.40             1.33
               Chinese Rmb                           8.28             8.28

Exchange losses in the first nine months of 2004 were largely attributable to weakening of the Thai Baht and Australia Dollar against the U.S. Dollar over the period. Based on the above rates, as at September 30, 2004, the revaluation of assets and liabilities denominated in U.S. Dollars or other foreign currencies in the companies resulted in an exchange loss of $1.7 million, compared to a gain of $3.1 million as at September 30, 2003. The combined exchange loss net of taxes and minority interests amounted to $0.8 million for the nine months ended
September 30, 2004, compared to net gain of $1.9 million for the same period in
2003. The exchange gain and loss have been reflected in the consolidated income statement as follows:

                                                Nine Months       Nine Months
         (In thousands of US Dollars)              Ended             Ended
                                                Sep 30, 2004      Sep 30, 2003
                                              ---------------   ----------------
         Exchange gain/(loss)                       (1,708)            3,110
         Income taxes                                  443              (623)
         Minority interest                             470              (567)
                                                      ----             -----
               Net exchange gain/(loss)               (795)            1,921
                                                      ====             =====

Discounting the exchange differences recorded, net profit for the first nine months of 2004 would have been $4.9 million ($0.36 per share) compared to net profit of $3.4 million ($0.25 per share) for the same period in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditure and Capital Resources

The Company has financed and undertaken several investment programs under its strategic development plan. Over the years, the strategic initiatives have included upgrading and expanding production capacity in the Singapore, Thailand and China operations, the acquisition of additional interest in Charoong Thai, and the acquisition and start-up of joint venture interests in related manufacturing facilities in Singapore, Malaysia and China.

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish SHP for the manufacture of optic fibers. The Company determined to invest approximately $4.0 million for a 49% holding; the remaining 51% to be held by Shandong Yanggu. In May 2002, the shareholding by Shandong Yanggu was transferred to Heibei Huayu Co. Ltd. To-date, the Company has invested approximately $3.6 million in SHP. The operation of SHP has not yet commenced, subject to the

                                      -17-

assessment of market conditions and business plan. SHP plans to operate two optic fiber drawing towers and four production lines with initial production of
900,000km of annually. Its products will be sold to Shandong Pacific,, a joint-venture company with partner Shandong Yanggu established to manufacture fiber optic cable for the China market in Yanggu County, Shandong Province,
China, and other external buyers.

On March 22, 2002, the Company purchased 100% of PEWC's interest in CCH and its wholly-owned subsidiary, PEWS, resulting in CCH and PEWS becoming wholly-owned subsidiaries of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 common shares. PEWS manufactures enameled wire for electronic, video and audio products for the south China market and for export.

Other investments in 2002 include: the acquisition of an additional 3.51%
interest in Ningbo Pacific CDC Cable Co., Ltd. ("NPC') for $5.8 million, thereby increasing the Company's interest in NPC from 90.8% to 94.31%; the acquisition of additional new shares in Shanghai Yayang Electric Co., Ltd. ("Shanghai
Yayang") for $0.3 million, thereby increasing the Company's interest in Shanghai
Yayang from 62.09% to 62.39%; the acquisition of additional new shares in Lox
Pac for $1.2 million, however, the further issuance of new shares during the year by Lox Pac has caused the Company's effective interest in Lox Pac to be diluted from 30.56% to 29.16%; and, the acquisition of the remaining 33.85%
interest in Siam Pacific for $11.6 million, in the form of Charoong Thai shares issued to the minority shareholders.

In 2003, the Company injected a further $1.7 million in Shanghai Yayang through its subsidiary, Pacific Thai, thereby increasing the Company's interest in
Shanghai Yayang from 62.39% to 63.49%. The additional investment was in view of improved sales and operating performance and the need for capacity expansion as part of the company's operating strategy. The Company and its joint venture partner, Shandong Yanggu, have also injected $0.3 million each in Shandong
Pacific. To date, the Company has invested a total of $2.8 million with a 51.0%
interest in Shandong Pacific. The Company has also contributed $0.2 million capital injection into SHP.

The Company continues to have sufficient liquidity to meet its obligations as they come due and plans to maintain its liquidity by establishing additional lines of credit when the need arises. The Company continues to explore other possibilities of acquisitions and joint venture partnerships in related businesses in China and the Asia Pacific region.

Liquidity

The Company has met its working capital requirements from cash provided by operations and borrowings. Cash provided by operating activities net of changes in operating assets and liabilities during the first nine months of 2003 amounted to $16.3 million compared to $15.7 million utilized by operating activities during the same period in 2004. Cash was utilized in 2004 on account of higher sales volume and operating activities which resulted in higher accounts receivables and inventory balances.

The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Credit and trade facilities as at September 30, 2004 totaled approximately $77 million, of which approximately $20 million has not been utilized.

                                      -18-

SUBSEQUENT EVENTS-PROVISION FOR DOUBTFUL ACCOUNTS

During the third quarter 2004, the Company commenced a management restructuring process, which included a detailed analysis of certain historical accounting practices relating to the provision for doubtful accounts. On a preliminary basis, management has determined that a reserve for doubtful accounts receivable may be necessary up to the amount of $1.925 million. Management is working with the Company's accountants and other financial advisors to determine the actual amount of the reserve, if any, that may be required. In that regard, management is conducting a close analysis of the viability of full or partial collection on the accounts in question. As a matter of prudence, management has determined to make a provisional reserve in the third quarter 2004 financial statements presented herein in the event that it ultimately determines that a provision for all of the accounts under review is necessary.

To the extent the Company ultimately determines that any further adjustment or reduction in provision is necessary, it will be reflected in the financial statements for the fiscal year ended December 31, 2004.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The discussion above contains certain forward-looking statements based upon management's best estimates of future events. Any statements that express, or involve discussion as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements.

                                      -19-

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 18, 2005

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

  /s/ Chun-Tang Yuan                         /s/ Wellen Sham
----------------------------               -------------------------
By:   Chun-Tang Yuan                         Wellen Sham
      Chairman                               Acting Chief Financial Officer

                                      -20-